UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 17, 2011

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1  –  Information Contained in this Form 6-K Report

Seaspan Corporation (“Seaspan”) is in discussions with several selected Chinese and Korean shipyards regarding the potential acquisition of up to ten new ships of about 10,000 TEU capacity each, for delivery in 2013 and 2014, subject to agreement on a purchase price and other terms acceptable to Seaspan. These ships would have an innovative design that focuses on improving loadability and fuel efficiency. A letter of intent has not been signed between the parties and there is no assurance that Seaspan will enter into a letter of intent or complete the transaction.

Forward-Looking Statements

The statements in this release that are not historical facts may be forward-looking statements, including statements regarding the possible acquisition by Seaspan of additional vessels. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others: an inability to agree to terms with the shipbuilder and to enter into definitive documents; financing of the transaction; and those risks discussed in Seaspan’s public filings with the SEC. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 17, 2011	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer